UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Power Conversion Corporation
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 029066-10-7
(CUSIP Number) Juan Pedro Salazar Senior Vice President and General Counsel Schneider Electric SA 43-45 bd Franklin Roosevelt 92500 Rueil-Malmaison France 33 (0) 1 41 29 7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 28, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 029066-10-7

1	NAME OF REPORTING PERSON -I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Schneider Electric SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 18,150,268[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,150,268[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56[1]
14	TYPE OF REPORTING PERSON CO

1Pursuant to the Voting Agreement (as defined below), Schneider Electric (as defined below) may be deemed to have beneficial ownership of 18,150,268 shares of Common Stock (as defined below), constituting 9.56% of the 189,940,324 shares of Common Stock issued and outstanding as of October 26, 2006, as set forth in the Merger Agreement (as defined below). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Schneider Electric that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of American Power Conversion Corporation, a corporation organized under the laws of the Commonwealth of Massachusetts (the “Issuer”). The principal executive offices of the Issuer are located at 132 Fairgrounds Road, West Kingston, Rhode Island 02892.

Item 2. Identity and Background.

This Statement is being filed by Schneider Electric SA, a corporation organized under the laws of France (“Schneider Electric”). The address of Schneider Electric’s principal business and office is 43-45 bd Franklin Roosevelt, 92500 Rueil-Malmaison, France.

During the last five years, neither Schneider Electric nor, to Schneider Electric's knowledge, any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Schneider Electric nor, to Schneider Electric's knowledge, any person named on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule A is the name, principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Schneider Electric as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Subject Shares (as defined below) to which this Statement relates have not been purchased by Schneider Electric, and thus no funds were used for such purpose. As an inducement for Schneider Electric to enter into the Merger Agreement described in Item 4 and in consideration thereof, the Shareholders (as defined below) entered into a Voting Agreement, dated as of October 28, 2006 (the “Voting Agreement”) with Schneider Electric with respect to the Subject Shares. Schneider Electric did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

As an inducement for Schneider Electric to enter into the Merger Agreement, the Shareholders entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On October 28, 2006, Schneider Electric, Trianon Inc., a Massachusetts corporation and an indirect wholly owned subsidiary of Schneider Electric (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of Schneider Electric following the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding share of Common Stock (other than shares, if any, owned by the Issuer, Schneider Electric or Merger Sub and shares of dissenting shareholders exercising their appraisal rights, if any, under the Massachusetts Business Corporation Act) will be converted into the right to receive $31.00 in cash (the “Consideration”) and, therefore, will, when converted, no longer be outstanding and shall automatically be cancelled and retired, and (ii) each outstanding share of common stock of Merger Sub will be converted into one fully paid and non-assessable share of common stock, with no par value per share, of the Surviving Corporation. In addition, at the Effective Time, each option, warrant and similar right entitling the holder thereof to purchase a share of Common Stock (other than restricted stock units and rights under the Issuer’s employee stock purchase plan) will automatically be terminated and the holder thereof will become entitled to receive, in full satisfaction of such option, warrant or similar right, an amount in cash equal to the product of the excess, if any, of the Consideration over the applicable exercise price of such option, warrant or similar right and the number of shares of Common Stock issuable upon exercise of such option, warrant or similar right. Furthermore, at the Effective Time, each outstanding restricted stock unit will be terminated and the holder thereof, in full satisfaction of such restricted stock unit, will receive an amount in cash equal to the Consideration payable with respect to the number of shares of Common Stock then underlying such restricted stock unit.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Merger Sub, immediately prior to the Effective Time, will become the directors of the Surviving Corporation. From and after the Effective Time, the officers of the Surviving Corporation will be the officers of the Issuer immediately prior to the Effective Time. Furthermore, from and after the Effective Time, the articles of organization of the Issuer will be amended to be identical to the articles of organization of Merger Sub as in effect immediately prior to the Effective Time and, as so amended, will be the articles of organization of the Surviving Corporation until thereafter amended in accordance with applicable law.

In connection with the Merger, it is expected that the Common Stock will be delisted from the NASDAQ and will become eligible for termination of registration under the Act.

Voting Agreement

In connection with the execution of the Merger Agreement, on October 28, 2006, Schneider Electric entered into a Voting Agreement with Rodger B. Dowdell Jr. and Neil E. Rasmussen, (the "Shareholders"), pursuant to which the Shareholders agreed to vote (or cause to be voted) an aggregate number of shares equal to 9.56% of the shares of Common Stock outstanding on the date of the Voting Agreement (the “Subject Shares”) in favor of the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement at any meeting of the shareholders of the Issuer called for such shareholder approval or other circumstance upon which such a vote, consent or other approval is sought (including by written consent). In addition, the Shareholders agreed that at any meeting of shareholders of the Issuer or at any adjournment thereof or in any other circumstances upon which such Shareholder’s vote, consent or other approval is sought, such Shareholder will vote (or cause to be voted) the Subject Shares of such Shareholder against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (ii) certain acquisition proposals from third parties with respect to the Issuer or its subsidiaries (each, an “Acquisition Proposal”) and (iii) any amendment of the articles of organization or bylaws of the Issuer or other proposal or transaction involving the Issuer or any subsidiary of the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Issuer.

The Shareholders also agreed, among other things, (i) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, (iii) to grant to Schneider Electric and Schneider Electric Holdings, Inc. and their designees an irrevocable proxy to vote the Subject Shares in a manner consistent with the preceding paragraph.

The Voting Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) August 31, 2007.

The foregoing descriptions of the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements. The Voting Agreement is filed hereto as Exhibit 99-1 and the Merger Agreement is filed hereto as Exhibit 99-2, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreement or the Merger Agreement, neither Schneider Electric nor, to Schneider Electric's knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)    Pursuant to the Voting Agreement, Schneider Electric may be deemed to have beneficial ownership of 18,150,268 shares of Common Stock, constituting 9.56% of the 189,940,374 shares of Common Stock outstanding as of October 26, 2006, as set forth in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Schneider Electric that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Schneider Electric's knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)    Pursuant to the Voting Agreement, Schneider Electric may be deemed to have shared power to vote 18,150,268 shares of Common Stock held by the Shareholders.

(c)    Except for the Voting Agreement, the Merger Agreement, and the transactions contemplated by those agreements, neither Schneider Electric nor, to Schneider Electric's knowledge, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)    To Schneider Electric's knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, other than the Shareholders.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in response to this Item 6, to Schneider Electric's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Exhibit Name

99-1	Voting Agreement, dated October 28, 2006, by and among Schneider Electric SA, Rodger B. Dowdell Jr. and Neil E. Rasmussen.*

99-2
Agreement and Plan of Merger, dated as of October 28, 2006, by and among Schneider Electric SA, Trianon Inc. and American Power Conversion Corporation (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 30, 2006).

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2006

SCHNEIDER ELECTRIC SA.

By:    /s/ Juan Pedro Salazar____________
   Name: Juan Pedro Salazar
      Title: Senior Vice President and General Counsel

Schedule A

Directors and Executive Officers of Schneider Electric SA

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Schneider Electric SA. Unless otherwise indicated, the present principal employer for each director and executive officer is Schneider Electric SA, the business address of each person listed below is c/o Schneider Electric SA, 43-45 bd Franklin Roosevelt, 92500 Rueil-Malmaison, France and each director and executive officer is a citizen of France.

Board of Directors

Name	Present Principal Occupation or Employment
Henri Lachmann	Chairman of the Board of Supervisors
Dr. Willy R. Kissling	Corporate Director, Poststrasse 4, CH-8808 Pfaseffikon, Switzerland, Citizen of Switzerland
Chris C. Richardson	Corporate Director, 1791 Highway 86, Calera, Alabama 35040, Citizen of the U.S.A.
Piero Sierra	Board member for Pirelli's foreign affiliates, Viale Sarca, 222 20126 Milano Italy Citizen of Italy and U.S.A.
James H. Ross	Corporate Director, Flat 4, 55 Onslow Square, London SW7 3lr UK Citizen of the U.K.
Serge Weinberg	Chief Executive Officer of Weinberg Capital Partners, 40 Rue de la Bästie, 75008 Paris France
Claude Bébéar	Chairman of the Supervisory Board of AXA, 25 Avenue Matignon, 75008 Paris France
René Barbier de La Serre	Corporate Director, 26 Rue Barbet de Jouy 75007 Paris France
Alain Burq	Corporate Coordinator of Pension Funds and Benefits
Gérard de la Martinière	President of Fédération Francaise de Sociétés d’Assurances, 26 Boulevard Haussman, 75009 Paris France
Noel Forgeard	Corporate Director, 85 Av. Wagram, 75017 Paris France
Jérôme Gallot	President of Caisse de Dépôts et Consignations Entreprises Tour Montparnasse, 33 Avene de Maine BP 174, 75755 Pais Cedex 15
Catherine Kopp	Human Resources Senior Vice President for Groupe Accor, 33 Avenue de Maine, 75755 Paris Cedex 15

Executive Officers

Name	Present Principal Occupation or Employment
Jean-Pascal Tricoire	Chairman of the Management Board and Chief Executive Officer
Pierre Bouchut	Member of the Management Board and Chief Financial Officer
Eric Pilaud	Executive Vice President, Strategy, Customers and Technology, Services & Projects
Russell Stocker	Executive Vice President, Asia Pacific Operating Division, 13th Floor, East Wing, Warwick Home, Taikoo Place, 979 King’s Road, Quarry Bay, Hong-Kong, Citizen of Australia
Claude Graff	Executive Vice President, Secured Power, Chief Executive Officer of MGE UPS, 140 Avenue Jean Kuntzmann Inovallie, Montbrunot Saint Martin 38334 Saint Ismier, Cedex France.
Arne Frank	Executive Vice President, Building Automation, and Chief Executive Officer of TAC AB, Jägershillg 18 21375 Malmö, Sweden, Citizen of Sweden
Christian Wiest	Executive Vice President, Europe Operating Division
Eric Rondolat	Executive Vice President, Power Business Unit, Citizen of France and Italy.
Dave Petratis	President and Chief Executive Officer, North American Operating Division, 1415 S. Roselle Road, Palatine, Illinois 60067, Citizen of the U.S.A.
Julio Rodriguez	Executive Vice President, International and Iberian Operating Division, Bac de Roda, 52-0819 Barcelona, Spain, Citizen of Spain
Jean-François Pilliard	Executive Vice President, Human Resources and Communication
Michel Crochon	Executive Vice President, Automation Business Unit
Harold E. Grant	Executive Vice President, Globalization and Industry